Exhibit 99.99

WonderFi Reports over 600,000 Users Across Ecosystem

Vancouver, British Columbia--(Newsfile Corp. - March 2, 2022) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FTX: WNDR) (the "Company" or "WonderFi") is pleased to report an update on the rapid growth of collective users within the WonderFi ecosystem, with a total of over 600,000 users upon the closing of the Bitbuy and Sun Machine acquisitions.

Closing of the Bitbuy acquisition, expected in Q1 2022, brings an additional 389,000 registered users to the ecosystem. Bitbuy recorded a 58% increase in new user registrations in Q4 2021 compared to Q3 2021.

The WonderFi app successfully launched on January 25th, 2022, and has since recorded over 25,600 unique visits, and the average number of daily sign ups has continued to grow since the initial launch, with a 255% week over week increase in the final week of February.

The launch of WonderFi Interactive alongside the Go Big! Game franchise brings over 200,000 users on iOS and Android. NFT support features will be added to the WonderFi app in 2022 to create a bridge between gaming and crypto users upon the closing of the acquisition of Sun Machine.

With an estimated average lifetime value of $800 for each user of centralized crypto trading platforms like Bitbuy, it is expected that through the inclusion of other WonderFi products such as DeFi and play to earn gaming, that a typical WonderFi ecosystem user will be worth more in the future with the integration of these additional products and solutions.

Ben Samaroo, Chief Executive Officer of WonderFi commented: "Within a very short timeframe we have achieved over half a million users and have continued to focus on offering a diverse set of high quality products to those users. The strong synergies between CeFi, DeFi, gaming and NFTs provide us with a tremendous opportunity to continue to grow our user base, increase the value of each user which increases the value of the WonderFi ecosystem."

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/115347